U.S REALTY PARTNERS LIMITED PARTNERSHIP
                         55 Beattie Place, P.O. Box 2347
                        Greenville, South Carolina 29602

                                 (877) 460-2557

                                  April 9, 1999


Dear Limited Partner:

     Encloses is the Schedule 14D-9 which was filed by the Partnership with the Securities and Exchange Commission in connection with the offer by AIMCO Properties, L.P. (the "Purchaser") to purchase depositary unit certificates in the Partnership (the "Unit").

     The corporate general partner of the Partnership is affiliated with the Purchaser. Accordingly, the Partnership is making no recommendation and is remaining neutral as to whether limited partners should tender their Units pursuant to the Purchaser's offer. The Partnership does believe, however, that Limited Partners who desire to presently liquidate their interest in the Partnership for cash should tender their Units for the greatest purchase price available. In this regard, including the Purchaser's offer, the Partnership is aware of four outstanding offers for Units: the Purchaser's offer at $5.50 per Unit; an offer by affiliates of MacKenzie Patterson, Inc. at $5.00 per Unit; an offer by Everest Investors 12, LLC at $4.00 per Unit (less transfer fees); and an offer by Madison Liquidity Investors 104, LLC at $2.10 per Unit (less transfer fees).

     The Partnership's individual general partner, N. Barton Tuck, Jr. is not involved in the day to day operations of the Partnership nor was he involved in the decision by the Purchaser to make its offer or in any recommendation with respect to any of the offers.

         Limited Partners are advised to carefully read the enclosed Schedule 14D-9. If you have any questions or would like further information about possible other opportunities to sell your Units, please contact Corporate Investor Communications at (877) 460-2557.


                                        Sincerely,


                                        U.S REALTY PARTNERS LIMITED PARTNERSHIP